1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 10, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC December 2024 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jan. 10, 2025 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for December 2024: On a consolidated basis, revenue for December 2024 was approximately NT$278.16 billion, an increase of 0.8 percent from November 2024 and an increase of 57.8 percent from December 2023. Revenue for January through December 2024 totaled NT$2,894.31 billion, an increase of 33.9 percent compared to the same period in 2023.

TSMC December Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	December 2024	November 2024	M-o-M Increase (Decrease) %	December 2023	Y-o-Y Increase (Decrease) %	January to December 2024	January to December 2023	Y-o-Y Increase (Decrease) %
Net Revenue	278,163	276,058	0.8	176,300	57.8	2,894,308	2,161,736	33.9

TSMC Spokesperson:	Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for December 2024 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2024	2023
December	Net Revenue	278,163,107	176,299,866
Jan. ~ Dec.	Net Revenue	2,894,307,699	2,161,735,841
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	107,696,488	41,685,000	26,939,400
TSMC Development**	35,088,597	1,966,080	983,040
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,596,007,661	2,726,733	2,726,733
TSMC**		245,760,000	245,760,000
TSMC***		470,136,259	312,358,323
TSMC Japan Ltd.****	343,810	276,144	276,144
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	106,240,368
	Mark to Market of Outstanding Contracts	(425,936)
	Cumulative Unrealized Profit/Loss	(1,024,947)
Expired Contracts	Cumulative Notional Amount	1,076,720,239
	Cumulative Realized Profit/Loss	(6,856,211)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	163,535
	Mark to Market of Outstanding Contracts	(20)
	Cumulative Unrealized Profit/Loss	(15,437)
Expired Contracts	Cumulative Notional Amount	26,322,720
	Cumulative Realized Profit/Loss	(139,299)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	686,847
	Mark to Market of Outstanding Contracts	(180)
	Cumulative Unrealized Profit/Loss	(40,633)
Expired Contracts	Cumulative Notional Amount	61,370,693
	Cumulative Realized Profit/Loss	(316,397)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	9,662,933
	Mark to Market of Outstanding Contracts	186,447
	Cumulative Unrealized Profit/Loss	282,432
Expired Contracts	Cumulative Notional Amount	6,373,518
	Cumulative Realized Profit/Loss	167,158
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC

Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	5,042
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		(42,402)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,323,827
	Mark to Market of Outstanding Contracts	10,959
	Cumulative Unrealized Profit/Loss	55,809
Expired Contracts	Cumulative Notional Amount	13,556,122
	Cumulative Realized Profit/Loss	118,320
Equity price linked product (Y/N)		N